

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 21, 2008

<u>via U.S. mail and facsimile</u>

Lee T. Kranefuss
Chief Executive Officer
iShares COMEX Gold Trust
c/o Barclays Global Investors International, Inc.
400 Howard Street
San Francisco, California 94105
Attn: BGI's Product Management Team
Intermediary Investor and Exchange-Traded Products Group

> **Re:** **iShares COMEX Gold Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 1-32418**

Dear Mr. Kranefuss:

We have completed our review of your filing and response letter and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: J. Madison
M. Karney